EXHIBIT 21.1
SUBSIDIARIES OF THE COMPANY UPDATE ACCORDINGLY FOR 2007

Name of Subsidiary	Jurisdiction of Incorporation
TMNG.COM, Inc.	Delaware
TMNG Europe Ltd.	United Kingdom
TMNG Canada Ltd.	Canada
TMNG Marketing, Inc.	Maryland
TMNG Technologies, Inc.	Delaware
Cambridge Strategic Management Group, Inc.,	Delaware
(formerly TMNG Strategy, Inc.)
Cambridge Adventis Ltd.	United Kingdom
TMNG China Ltd.	China
RVA Consulting, LLC	New Jersey
TWG Consulting, Inc.	Kansas
Cartesian Ltd.	United Kingdom